Exhibit 99.3

VOTE

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

Votes submitted electronically and proxy cards must be received by May 22, 2023, at 11:59 p.m. EDT / May 23, 2023, 5:59 a.m. CEST

Online
Go to **www.investorvote.com/ONON** or scan the QR code — login details are located in the shaded bar below.

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Sign up for electronic delivery at www.investorvote.com/ONON

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2023 Annual Meeting Proxy Card Class A Shares

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 1 – 11.4.

If you wish to vote in favour of Agenda Items 1-11.4 as recommended by the Board of Directors, you need only to mark this box: ☐
In all other cases, please mark the following Agenda Items individually:

Item	For	Against	Abstain
1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022	☐	☐	☐
2. Appropriation of 2022 Financial Results	☐	☐	☐
3. Discharge of the Members of the Board of Directors and of the Executive Committee	☐	☐	☐
4. Re-Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors	☐	☐	☐
5. Re-Elections of the Members of the Board of Directors			
5.1 Re-Election of David Allemann as Member of the Board of Directors	☐	☐	☐
5.2 Re-Election of Amy Banse as Member of the Board of Directors	☐	☐	☐
5.3 Re-Election of Olivier Bernhard as Member of the Board of Directors	☐	☐	☐
5.4 Re-Election of Caspar Coppetti as Member of the Board of Directors	☐	☐	☐
5.5 Re-Election of Kenneth Fox as Member of the Board of Directors	☐	☐	☐
5.6 Re-Election of Alex Perez as Member of the Board of Directors	☐	☐	☐
5.7 Re-Election of Dennis Durkin as Member of the Board of Directors	☐	☐	☐
6. Re-Elections of the Co-Chairmen of the Board of Directors			
6.1. Re-Election of David Allemann as Co-Chairman of the Board of Directors	☐	☐	☐
6.2. Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors	☐	☐	☐
7. Re-Elections of the Members of the Nomination and Compensation Committee			
7.1. Re-Election of Kenneth Fox as Member of the Nomination and Compensation Committee	☐	☐	☐
7.2. Re-Election of Alex Perez as Member of the Nomination and Compensation Committee	☐	☐	☐
7.3. Re-Election of Amy Banse as Member of the Nomination and Compensation Committee	☐	☐	☐
8. Re-Election of the Independent Proxy Representative	☐	☐	☐
9. Re-Election of Statutory Auditors	☐	☐	☐
10. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee			
10.1. Consultative Vote on the 2022 Compensation Report	☐	☐	☐
10.2. Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between this Annual General Shareholders' Meeting and the next Annual General Shareholders' Meeting to be held in 2024	☐	☐	☐

Continued on the reverse side

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Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — May 25, 2023 Anwaltskanzlei Keller AG, a law firm in Zurich, Switzerland, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of On Holding AG to be held virtually on May 25 , 2023 or at any postponement or adjournment thereof . Shares represented by this proxy will be voted by the Independent Proxy Representative . If no such directions are indicated, the Independent Proxy Representative will vote FOR the election of the nominated candidates for the Board of Directors and FOR items 1 – 11 . 4 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item . (Items to be voted appear on reverse side and below) Proxy — On Holding AG q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title and provide proof of the power of representation. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B For Against Abstain 10.3. Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2024 11. Amendment of the Articles of Association If a new proposal is made under a new or existing agenda item, I instruct the Independent Proxy Representative to: vote in accordance with the recommendation of the Board of Directors approve the proposal vote against the proposal a b s t ain In case this proxy card is returned signed by the shareholder, but not filled out, the Independent Proxy Representative is instructed to vote in accordance with the recommendations of the Board of Directors. 11.1. Capital Band and Deletion of Authorized Share Capital 11.2. Shares and Share Register 3. General Shareholders' Meeting (Powers, Convocation, Representation, Resolutions, Protocol and General Shareholders' Meetings at Several Locations Simultaneously or in Hybrid Form) 4. Tasks, Meetings and Resolutions of the Board of Directors, Supplementary Amount of the Executive Committee, Mandates Outside of the Group and Certain Editorial Changes